UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: January 29, 2010

Makita Corporation
Consolidated Financial Results
for the nine months
ended December 31, 2009
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2009 (Unaudited)
January 29, 2010
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President, Representative Director & CEO
1.Summary operating results of the nine months ended December 31, 2009 (From April 1, 2009 to December 31, 2009)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the nine months ended		For the nine months ended
	December 31, 2008		December 31, 2009
		%		%
Net sales	238,975	(7.2)	181,794	(23.9)
Operating income	45,915	(10.4)	23,530	(48.8)
Income before income taxes	42,247	(18.9)	26,397	(37.5)
Net income attributable to Makita Corporation	31,084	(14.2)	16,917	(45.6)

Earning per share (Basic)	Yen
net income attributable to
Makita Corporation common shareholders	220.81		122.80

Notes:
1.	Amounts of less than one million yen have been rounded.

2.
The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

3.
Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the nine months ended December 31, 2009. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION DATA

	Yen (millions)
	As of March 31, 2009	As of December 31, 2009
Total assets	336,644	343,905
Shareholders’ equity	283,485	292,659
Shareholders’ equity ratio to total assets (%)	84.2%	85.1%

	Yen
Shareholders’ equity per share	2,057.76	2,124.39

Note: The meaning of “Shareholders’ equity” is the same as the “Total Makita Corporation shareholders’ equity”.
2. Cash dividend Information

	Yen
	For the year ended	For the year ending
	March 31, 2009	March 31, 2010
Cash dividend per share:
Interim	30.00	15.00
Year-end	50.00	(Note)
Total	80.00	(Note)

Notes:
While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not been determined yet.
For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 2.

1
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Performance Forecast for the year ending March 31, 2010 (From April 1, 2009 to March 31, 2010)

	Yen (millions)
	For the year ending March 31, 2010
		%
Net sales	242,000	(17.7)
Operating income	30,000	(40.1)
Income before income taxes	33,000	(25.7)
Net income attributable to Makita Corporation	21,000	(36.9)

Earning per share (Basic)	Yen
net income attributable to
Makita Corporation common shareholders	152.44

Notes:
1.	The consolidated financial forecast announced on October 27, 2009 for the year ending March 31, 2010 has been revised.

2.	For details, refer to [Qualitative Information and Financial Statements] section 3 “Qualitative information on consolidated financial performance forecast” on page 4.

3.	The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)
Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:
Refer to [Qualitative Information and Financial Statements] section 4 “Other” on page 4.

(3)
Changes in principles, procedures and representation of the accounting policies concerning quarterly consolidated financial statements preparation:
Refer to [Qualitative Information and Financial Statements] section 4 “Other” on page 4.

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of December 31, 2009:	140,008,760
	As of March 31, 2009:	140,008,760
2. Number of treasury stock:	As of December 31, 2009:	2,247,310
	As of March 31, 2009:	2,244,755
3. Average number of shares outstanding:	For the nine months ended December 31, 2009:	137,762,402
	For the nine months ended December 31, 2008:	140,769,752
Explanation regarding proper use of business forecasts, and other significant matters
1.
   The consolidated financial forecast for the year ending March 31, 2010 has been revised. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated financial performance forecast” on page 4.

   The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

2.
   Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

   The Board of Directors plans to meet in April 2010 for a report on earnings for the year ending March 31, 2010. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2010.

   The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

2
English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
   During the nine months (the “period”) ended December 31, 2009, in Japan and the United States, investment in construction of housing and other buildings remained weak, and economic condition remained severe, while some signs of early recovery were observed in emerging countries such as China and Brazil.
   Under these circumstances, Makita’s consolidated net sales for the period decreased by 23.9% to 181,794 million yen, compared with the same period of the previous year, mainly due to the decline in demand caused by the world recession and an unfavorable impact of the stronger yen against other currencies. Profit was affected by the decline in the rate of operation of our production sites. This decline resulted from the reduction of production volume carried out in response to the decrease in demand. As a result, the gross margin decreased. Selling, general and administrative expenses decreased by only 15.4% compared with the same period of the previous year despite our group-wide cost reduction efforts. Consequently, operating income decreased by 48.8% to 23,530 million yen (operating income ratio: 12.9%). Income before income taxes decreased by 37.5% to 26,397million yen (income before income taxes ratio: 14.5%). Net income attributable to Makita Corporation decreased by 45.6% to 16,917 million yen (net income attributable to Makita Corporation ratio: 9.3%).
   Net sales by region are as follows:
   Net sales in Japan decreased by 12.3% to 30,875 million yen compared with the same period of the previous year, mainly due to the remained sluggish condition in housing investments.
   Net sales in Europe decreased by 28.6% to 80,208 million yen. This decrease was mainly because the construction demand remained low in U.K. and countries in Eastern Europe, while demands were steady in Germany and France.
   Net sales in North America decreased by 22.8% to 26,823 million yen. Strong sales achieved in the United States during the Christmas season mainly in home improvement retailer could not cover the decline recorded in the first six months of the current fiscal year.
   Net sales in Asia decreased by 28.0% to 12,895 million yen. Although the construction demand has been recovering in China, the demand has not recovered in some countries in Southeast Asia.
   In Central and South America and Oceania, the demand was robust in Brazil and Australia, the hubs of the regional economy. However, since the value of their local currencies decreased against yen, net sales decreased by 16.7% to 11,821 million yen in Central and South America and by 9.6% to 10,048 million yen in Oceania. Net sales in the Middle East and Africa decreased by 32.6% to 9,124 million yen mainly due to the remained sluggish condition in construction investments.
2. Qualitative Information on Consolidated Financial Position
   The total assets as of December 31, 2009 increased by 7,261 million yen to 343,905 million yen compared with that as of March 31, 2009. The increase was mainly due to the increases in “Cash and cash equivalents” and other financial assets, while “Inventories” decreased resulting from the reduction of production volume.
   The total liabilities as of December 31, 2009 decreased by 2,173 million yen to 48,725 million yen, compared with that as of March 31, 2009. The major reason for this decrease was the decrease in “Accrued payroll”.
   Total equity as of December 31, 2009 increased by 9,434 million yen to 295,180 million yen, compared with that as of March 31, 2009. The principal factor for this increase was the increase in “Retained earnings”.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Qualitative Information on Consolidated Financial Performance Forecast
   The European market, which accounts for more than 40% of the consolidated net sales, has shown signs of modest recovery. During the second half of this fiscal year, the demand in the North America market has risen gradually compared with our previously forecast. Accordingly, it is expected that net sales exceeding the forecast will be recorded.
   Since the operating rates of our production sites have increased in line with the recovery of demand, resulting in the decreasing cost of sales ratio, it is expected that profits will also improve. Accordingly, the forecasts of consolidated performance for the fiscal year ending March 2010 announced on October 27, 2009 are revised as follows:
Revised Forecast for consolidated performance during the fiscal 2010 (from April 1, 2009 to March 31, 2010)

	Yen (millions)				Yen
					Earning per share
					(Basic) net
					income
					attributable to
				Net income	Makita
			Income	attributable	Corporation
		Operating	before	to Makita	common
	Net sales	income	income taxes	Corporation	shareholders
Outlook announced previously (A)	230,000	26,000	28,000	16,700	121.22
Revised forecast (B)	242,000	30,000	33,000	21,000	152.44
Change (B-A)	12,000	4,000	5,000	4,300	—
Percentage revision	5.2%	15.4%	17.9%	25.7%	—

Actual results for the previous year ended March 31, 2009	294,034	50,075	44,443	33,286	236.88

   The above forecast is based on the assumption of exchange rates of 90 yen to the U.S. dollar and 130 yen to the euro for the fourth quarter of the fiscal year.
   The above forecast is based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

   With regard to the income tax expenses, the Company computes interim income tax expenses by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in principle, procedure and presentation of the accounting policies concerning quarterly consolidated financial statements preparation:

   Starting with this fiscal year beginning April 1, 2009, the Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 810, “Consolidation” (former Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”). This statement establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements. The amount of net income attributable to noncontrolling interests is now included in consolidated net income on the face of the consolidated income statement.

   This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption did not give rise to any material effect on the Company’s consolidated results of operations and financial position. These financial statements presentation requirements have been adopted retrospectively and previous year amounts in the consolidated financial statements have been reclassified or adjusted to conform to this statement.

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements (Unaudited)
(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2009		As of December 31, 2009
	Composition ratio		Composition ratio
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	34,215		55,075

Time deposits	2,623		8,446

Marketable securities	29,470		33,460

Trade receivables-

Notes	2,611		2,807

Accounts	43,078		42,280

Less- Allowance for doubtful receivables	(1,129)		(1,036)

Inventories	111,002		90,296

Deferred income taxes	7,264		5,669

Prepaid expenses and other current assets	11,269		8,285

Total current assets	240,403	71.4%	245,282	71.3%

PROPERTY, PLANT AND EQUIPMENT, at cost:

Land	18,173		19,301

Buildings and improvements	65,223		71,172

Machinery and equipment	74,458		75,537

Construction in progress	4,516		1,641

	162,370		167,651

Less- Accumulated depreciation	(89,674)		(93,014)

Total net property, plant and equipment	72,696	21.6%	74,637	21.7%

INVESTMENTS AND OTHER ASSETS:

Investment securities	11,290		12,557

Goodwill	1,987		1,976

Other intangible assets, net	2,280		4,731

Deferred income taxes	5,050		4,019

Other assets	2,938		703

Total investments and other assets	23,545	7.0%	23,986	7.0%

Total assets	336,644	100.0%	343,905	100.0%

5
English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2009		As of December 31, 2009
	Composition ratio		Composition ratio
LIABILITIES

CURRENT LIABILITIES:

Short-term borrowings	239		409

Trade notes and accounts payable	14,820		13,937

Other payables	4,397		4,968

Accrued expenses	5,642		5,492

Accrued payroll	7,361		5,954

Income taxes payable	2,772		2,008

Deferred income taxes	50		81

Other liabilities	5,536		5,502

Total current liabilities	40,817	12.1%	38,351	11.2%

LONG-TERM LIABILITIES:

Long-term indebtedness	818		558

Accrued retirement and termination benefits	7,116		5,913

Deferred income taxes	548		840

Other liabilities	1,599		3,063

Total long-term liabilities	10,081	3.0%	10,374	3.0%

Total liabilities	50,898	15.1%	48,725	14.2%

EQUITY

MAKITA CORPORATION SHAREHOLDERS’ EQUITY:

Common stock	23,805		23,805

Additional paid-in capital	45,420		45,420

Legal reserve	5,669		5,669

Retained earnings	257,487		265,449

Accumulated other comprehensive income (loss)	(42,461)		(41,243)

Treasury stock, at cost	(6,435)		(6,441)

Total Makita Corporation shareholders’ equity	283,485	84.2%	292,659	85.1%

NONCONTROLLING INTEREST	2,261	0.7%	2,521	0.7%

Total equity	285,746	84.9%	295,180	85.8%

Total liabilities and equity	336,644	100.0%	343,905	100.0%

	As of March 31, 2009	As of December 31, 2009

Total number of shares authorized	496,000,000	496,000,000

Number of shares issued	140,008,760	140,008,760

Number of shares issued (excluding treasury stock)	137,764,005	137,761,450

Number of treasury stock	2,244,755	2,247,310

6
English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the nine months ended December 31, 2008		For the nine months ended December 31, 2009
	Composition ratio		Composition ratio
NET SALES	238,975	100.0%	181,794	100.0%

Cost of sales	136,805	57.2%	110,662	60.9%

GROSS PROFIT	102,170	42.8%	71,132	39.1%

Selling general and administrative expenses	56,255	23.6%	47,602	26.2%

OPERATING INCOME	45,915	19.2%	23,530	12.9%

OTHER INCOME (EXPENSES):

Interest and dividend income	1,429		671

Interest expense	(230)		(62)

Exchange gains (losses) on foreign currency transactions, net	(2,741)		2,110

Realized gains (losses) on securities, net	(2,126)		148

Total	(3,668)	(1.5)%	2,867	1.6%

INCOME BEFORE INCOME TAXES	42,247	17.7%	26,397	14.5%

PROVISION FOR INCOME TAXES:

Current	10,254		7,235

Deferred	524		2,012

Total	10,778	4.5%	9,247	5.1%

NET INCOME	31,469	13.2%	17,150	9.4%

Less: Net income attributable to the noncontrolling interest	(385)	(0.2)%	(233)	(0.1)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	31,084	13.0%	16,917	9.3%

7
English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)	Yen (millions)

For the nine months ended December 31, 2008

	Total equity	Makita Corpo- ration share- holders’ equity	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest

Beginning balance	319,014	316,498	23,805	45,753	5,669	249,191	(7,657)	(263)	2,516

Comprehensive income

Net income	31,469	31,084				31,084			385

Foreign currency translation adjustment	(32,644)	(32,154)					(32,154)		(490)

Unrealized holding gains (losses) on available-for-sale securities	(3,240)	(3,240)					(3,240)

Pension liability adjustment	(15)	(15)					(15)

Comprehensive income (Loss)	(4,430)	(4,325)							(105)

Cash dividends	(14,090)	(13,855)				(13,855)			(235)

Purchases and disposal of treasury stock, net	(17,637)	(17,637)		(4)				(17,633)

Ending balance	282,857	280,681	23,805	45,749	5,669	266,420	(43,066)	(17,896)	2,176

For the nine months ended December 31, 2009
		Makita
		Corpo-
	Total equity	ration share- holders’ equity	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest

Beginning balance	285,746	283,485	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261

Comprehensive income

Net income	17,150	16,917				16,917			233

Foreign currency translation adjustment	(334)	(377)					(377)		43

Unrealized holding gains (losses) on available-for-sale securities	1,607	1,607					1,607

Pension liability adjustment	(12)	(12)					(12)

Comprehensive income (Loss)	18,411	18,135							276

Cash dividends	(9,152)	(8,955)				(8,955)			(197)

Capital transactions and other	181								181

Purchases and disposal of treasury stock, net	(6)	(6)						(6)

Ending balance	295,180	292,659	23,805	45,420	5,669	265,449	(41,243)	(6,441)	2,521

8
English translation of “KESSAN TANSHIN” originally issued in Japanese

(4) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the nine	For the nine
	months ended	months ended
	December 31, 2008	December 31, 2009
Net cash provided by operating activities	19,722	46,950
Net cash used in investing activities	(1,006)	(14,721)
Net cash used in financing activities	(32,645)	(9,109)
Effect of exchange rate changes on cash and cash equivalents	(1,263)	(2,260)

Net change in cash and cash equivalents	(15,192)	20,860
Cash and cash equivalents, beginning of period	46,306	34,215

Cash and cash equivalents, end of period	31,114	55,075

(5) Notes on the preconditions for a going concern: None
(6) Condensed Operating Segment Information

	Yen (millions)
	For the nine months ended December 31, 2008
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	49,229	112,148	34,962	8,380	34,256	238,975	-	238,975
(2) Inter-segment	45,992	3,576	3,793	71,161	105	124,627	(124,627)	-

Total	95,221	115,724	38,755	79,541	34,361	363,602	(124,627)	238,975

Operating expenses	85,990	96,940	37,694	69,793	29,455	319,872	(126,812)	193,060
Operating income (loss)	9,231	18,784	1,061	9,748	4,906	43,730	2,185	45,915

	Yen (millions)
	For the nine months ended December 31, 2009
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	39,659	80,535	26,785	6,619	28,196	181,794	-	181,794
(2) Inter-segment	22,698	2,035	1,314	39,797	56	65,900	(65,900)	-

Total	62,357	82,570	28,099	46,416	28,252	247,694	(65,900)	181,794

Operating expenses	63,586	72,637	27,787	40,099	26,300	230,409	(72,145)	158,264
Operating income (loss)	(1,229)	9,933	312	6,317	1,952	17,285	6,245	23,530

(7) Note in case there is any significant change in the shareholders’ equity: None

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPLEMENTAL INFORMATION (CONSOLIDATED)
1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the nine		For the nine
	months ended		months ended
	December 31, 2008		December 31, 2009
		( %)	(%)
Net sales	238,975	(7.2)	181,794	(23.9)
Domestic	35,220	(7.9)	30,875	(12.3)
Overseas	203,755	(7.1)	150,919	(25.9)
Operating income	45,915	(10.4)	23,530	(48.8)
Income before income taxes	42,247	(18.9)	26,397	(37.5)
Net income attributable to Makita Corporation	31,084	(14.2)	16,917	(45.6)
Earning per share (Basic) net income attributable to Makita Corporation common shareholders (Yen)	220.81		122.80
Employees	10,675		10,012

	Yen (millions)
	For the year ended March 31, 2009		For the six months ended September 30, 2009		For the year ending March 31, 2010 (Forecast)
	(%)		(%)		(%)
Net sales	294,034	(14.2)	118,681	(32.4)	242,000	(17.7)
Domestic	46,222	(11.4)	20,831	(14.6)	41,100	(11.1)
Overseas	247,812	(14.7)	97,850	(35.3)	200,900	(18.9)
Operating income	50,075	(25.3)	14,866	(58.8)	30,000	(40.1)
Income before income taxes	44,443	(32.9)	17,271	(50.2)	33,000	(25.7)
Net income attributable to Makita Corporation	33,286	(27.7)	10,622	(57.3)	21,000	(36.9)
Earning per share (Basic) net income attributable to Makita Corporation common shareholders (Yen)	236.88		77.10		152.44
Employees	10,412		10,131		-

Notes:
1.
The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.
Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the nine months ended December 31, 2009. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

10
English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the nine months ended December 31, 2008		For the nine months ended December 31, 2009		For the year ended March 31, 2009		For the six months ended September 30, 2009
	(%	)	(%	)	(%	)	(%	)
Japan	35,220	(7.9)	30,875	(12.3)	46,222	(11.4)	20,831	(14.6)
Europe	112,267	(6.3)	80,208	(28.6)	137,113	(14.5)	51,652	(37.9)
North America	34,730	(20.6)	26,823	(22.8)	42,289	(25.0)	17,789	(31.1)
Asia	17,903	7.3	12,895	(28.0)	21,995	(2.8)	8,620	(34.5)
Other regions	38,855	(0.5)	30,993	(20.2)	46,415	(8.9)	19,789	(31.9)
Central and South America	14,199	11.3	11,821	(16.7)	16,738	(0.2)	7,398	(30.1)
Oceania	11,112	(9.9)	10,048	(9.6)	13,211	(14.9)	6,533	(23.2)
The Middle East and Africa	13,544	(3.0)	9,124	(32.6)	16,466	(11.9)	5,858	(41.2)
Total	238,975	(7.2)	181,794	(23.9)	294,034	(14.2)	118,681	(32.4)

Note:
The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 9. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the nine months ended December 31, 2008	For the nine months ended December 31, 2009	For the year ended March 31, 2009	For the six months ended September 30, 2009	For the year ending March 31, 2010 (Forecast)
Yen/U.S. Dollar	102.92	93.61	100.71	95.53	93
Yen/Euro	151.07	133.03	144.07	133.21	132

Note:	The forecast of exchange rates for the fourth quarter of the fiscal year is 90 yen to the U.S. dollar and 130 yen to the euro.
4. Production Ratio (unit basis)

	For the nine	For the nine	For the year	For the six
	months ended	months ended	ended	months ended
	December 31,	December 31,	March 31,	September 30,
	2008	2009	2009	2009
	Composition ratio	Composition ratio	Composition ratio	Composition ratio
Domestic	19.4%	17.2%	19.4%	18.4%
Overseas	80.6%	82.8%	80.6%	81.6%

Note:	The above composition ratio of domestic and overseas of “For the six months ended September 30, 2009” is revised. They were announced on October 30, 2009, respectively 16.9% and 83.1%.
5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the nine months ended December 31, 2008	For the nine months ended December 31, 2009	For the year ended March 31, 2009	For the six months ended September 30, 2009	For the year ending March 31, 2010 (Forecast)
Capital expenditures	14,126	9,182	17,046	6,702	12,000
Depreciation and amortization	6,587	6,183	8,887	4,071	8,300
R&D cost	5,098	5,070	6,883	3,324	6,700

11
English translation of “KESSAN TANSHIN” originally issued in Japanese